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SEC FILE NUMBER
8-68722

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Equilibrium Capital Services, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

151 SW 1st Avenue, Suite 300
(No. and Street)

Portland	OR	97204
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Celeste Moye	415-672-0559	celestecpa@comcast.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Brian W. Anson, CPA
(Name – if individual, state last, first, and middle name)

18455 Burbank Blvd., #406	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

9/15/2005	2370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Theodore Holt__ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Equilibrium Capital Services, LLC__ , as of __December 31__ , 2 __025__ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

__Theodore Holt__   Digitally signed by Theodore Holt
Date: 2026.01.16 14:06:18 -08'00'

Title:

CEO and CCO

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Equilibrium Capital Services, LLC

Report Pursuant to Rule 17a-5(d)

For the Year Ended December 31, 2025

Table of Contents

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 406, Tarzana, CA 91356 • Tel. (818) 636-5660

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Board of Member of Equilibrium Capital Services, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Equilibrium Capital Services, LLC as of December 31, 2025, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Equilibrium Capital Services, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Equilibrium Capital Services, LLC's management. My responsibility is to express an opinion on Equilibrium Capital Services, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Equilibrium Capital Services, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Equilibrium Capital Services, LLC's financial statements. The supplemental information is the responsibility of Equilibrium Capital Services, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on Supplemental Information, I evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson, CPA

I have served Equilibrium Capital Services, LLC's auditor since 2025.

Tarzana, California

January 20, 2026

Equilibrium Capital Services, LLC
Statement of Financial Condition
December 31, 2025

ASSETS

Cash	$	252,279
Prepaid expense		2,160
Total assets	$	254,439

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	-
Total liabilities		-
Member's equity		254,439
Total liabilities and member's equity	$	254,439

The accompanying notes are an integral part of these financial statements.

Equilibrium Capital Services, LLC
Statement of Income
For the Year Ended December 31, 2025

REVENUES		
Intercompany advisory services	$	118,800
Other revenue		1,285
Interest income		6,661
Total revenues		126,746
EXPENSES		
Employee compensation and benefits		49,590
Occupancy		2,845
Professional fees		43,503
Regulatory expenses		3,273
Other operating expenses		1,005
Total expenses		100,216
Net income	$	26,530

The accompanying notes are an integral part of these financial statements.

Equilibrium Capital Services, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2025

	Member's Equity
Balance at December 31, 2024	$ 777,909
Member's distributions	(550,000)
Net income	26,530
Balance at December 31, 2025	$ 254,439

Equilibrium Capital Services, LLC
Statement of Cash Flows
For the Year Ended December 31, 2025

CASH FLOW FROM OPERATING ACTIVITIES		
Net income	$	26,530
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) Decrease in assets:		
Prepaid expense		(441)
Increase (Decrease) in liabilities:		
Accounts payable and accrued expenses		(3,099)
Payable to related party, net		(3,152)
Net cash provided by operating activities		19,838
CASH FLOW FROM FINANCING ACTIVITIES		
Member's distributions		(550,000)
Net cash used in financing activities		(550,000)
NET CHANGE IN CASH		(530,162)
Cash at beginning of year		782,441
Cash at end of year	$	252,279
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the period for:		
Interest	$	-
Taxes	$	-

The accompanying notes are an integral part of these financial statements.

1. GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Equilibrium Capital Services, LLC (the "Company") was organized in the State of Oregon on October 1, 2010. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and a member of the Securities Investor Protection Corporation ("SIPC"). The Company is a wholly-owned subsidiary of Equilibrium Capital Group, LLC (the "Member").

The Company is engaged in business as a securities broker-dealer that provides several classes of services, including private placements, merger and acquisitions advisory services, and broker selling tax shelters or limited partnerships. For the year ended December 31, 2025, the Company's income was derived primarily from advisory services revenue performed in connection with capital raising for the Member and its affiliated funds and vehicles.

Under its membership agreement with FINRA and relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, the Company (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers, and (3) does not and will not carry PAB accounts. Other than fixed fee merger and acquisition advisory services provided to the Member, the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company.

On July 11, 2025, the Member entered into a purchase agreement to sell the Company to a third party for total consideration of $105,000, payable in three installments contingent upon FINRA approval under Rule 1017. As of September 30, 2025, the Member received $20,000 and subsequently received an additional $30,000 in November 2025. The remaining payment will be made upon FINRA approval and completion of closing. The transaction is a change in ownership/control of the broker-dealer and does not affect the Company's 2025 statement of financial condition or net capital as of year-end.

Summary of Significant Accounting Policies

Basis of Presentation – The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition – The Company charges fees in accordance with terms stipulated in its engagement contracts. Fees are recognized as earned and per the fee schedule stipulated in the Member's or client's engagement contracts. For the year ended December 31, 2025, the Company's only revenue producing contracts were with its Member (see Note 3). The Company performs services for its customers on an ongoing basis; accordingly, the Company satisfies its performance obligations each month and thus recognizes its service fee on a monthly basis.

The timing of the Company's revenue recognition may differ from the timing of payment by the Company's customers. The Company records a receivable when revenue is recognized prior to payment and has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied. The Company did not have any receivables from contracts with customers or deferred revenue as of December 31, 2025.

Economic conditions that may affect the Company's performance primarily include the general economic and market conditions in the United States, specifically in the agriculture infrastructure, wastewater, energy facilities, and permanent crops industries.

Cash – The Company considers all highly liquid investments with a remaining maturity of three months or less. The Company maintains the majority of its cash balance on deposit with one Federal Deposit Insurance Corporation ("FDIC") insured financial institution. At times, these deposits may be in excess of federally insured limits.

Commitments and Contingencies – The Company may become involved in various legal matters and regulatory inquiries or examinations in the ordinary course of business. The Company is not aware of any material contingencies relating to such matters that would require accrual or disclosure in the financial statements or their notes as of December 31, 2025.

Guarantees – Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others. The Company has issued no guarantees at December 31, 2025, or during the year then ended.

2. INCOME TAXES

The operations of the Company are included in the consolidated federal and state income tax return filed by the Member. The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the Member. Therefore, no provision or liability for Federal or State Income Taxes is included in these financial statements.

3. RELATED-PARTY TRANSACTIONS

The Company is engaged by its Member to perform capital raising activities for the Member and its affiliated funds and vehicles whereby the Member pays a monthly fee to the Company in consideration for these services. These services include, but are not limited to, reviewing and planning financing needs, performing due diligence, and executing on certain capital raising transactions as defined in the agreement. For the year ended December 31, 2025, advisory services earned by the Company with respect to this engagement with its Member totaled $118,800.

The Company has an expense sharing agreement with its Member whereby the Company pays a monthly reimbursement in consideration for certain expenses paid on the Company's behalf. These expenses include personnel, rent, and other administrative services. For the year ended December 31, 2025, expenses incurred by the Company with respect to the expense sharing agreement with its Member totaled $52,435. It is possible that the terms of certain related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

4. SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including private placements, merger and acquisitions advisory services, and broker selling tax shelters or limited partnerships. The Company has identified two individuals to jointly serve as the Chief Operating Decision Maker ("CODM"): the Chief Executive Officer, who also serves as the Chief Compliance Officer, and the Financial and Operations Principal. The CODM uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The measure of segment assets is reported on the statement of financial condition as total assets, and segment revenues and expenses is reported on the statement of income as total revenues and expenses.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2025, the Company had net capital of $252,279 which was $247,279 more than its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.00 to 1, as aggregate indebtedness was $0.

6. SUBSEQUENT EVENTS

The Company has reviewed events that have occurred after December 31, 2025 through January 20, 2026, the date the financial statements were available to be issued. During this period, no subsequent events occurred that require recognition or disclosure in the financial statements.

Equilibrium Capital Services, LLC
Schedule I – Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2025

Computation of net capital

Member's equity		$ 254,439
Less: Non-allowable assets		
Prepaid expenses	$ (2,160)	
Total non-allowable assets		(2,160)
Net capital		252,279

Computation of net capital requirements

Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	-	
Minimum net capital required	-	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 247,279
Aggregate indebtedness		$ -

Ratio of aggregate indebtedness to net capital	0.00 : 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2025.

Equilibrium Capital Services, LLC
Schedule II – Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers under Rule 15C3-3 of the Securities and Exchange Commission
As of December 31, 2025

The Company is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, “Reports to be made by certain brokers and dealers”). The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and the Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. Therefore the Company is not required to present the Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers under Rule 15c3-3 of the Securities and Exchange Commission.

Equilibrium Capital Services, LLC

Report of Independent Registered Public

Accounting Firm on Equilibrium Capital Services, LLC's

Exemption Report

For the Year Ended December 31, 2025

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 406, Tarzana, CA 91356 • Tel. (818) 636-5660

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Member
Equilibrium Capital Services, LLC
Portland, Oregon

I have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report in which Equilibrium Capital Services, LLC, stated that Equilibrium Capital Services, LLC, does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and its business activities are limited to effecting securities transactions via electronic subscription on a subscription way basis where the funds are payable to the issuer of its agent and not to the Company; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe fund or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent year, without exception.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Equilibrium Capital Services, LLC's declaration concerning the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073.

Brian W. Anson
Certified Public Accountant
Tarzana, California
January 20, 2026



Exemption Report as contemplated by footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions

Equilibrium Capital Services, LLC's Exemption Report

Equilibrium Capital Services, LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.15a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to facilitating securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, without exception.

_____

Equilibrium Capital Services, LLC

I, Theodore Holt, swear (or affirm) that, to my best knowledge and belief, the Exemption Report is true and correct.

By: _Theodore Holt_

Title: Chief Compliance Officer, Equilibrium Capital Services, LLC

Date: January 20, 2026